FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the subscription, extension and expiration of several agreements entered between Banco de Chile and Citigroup Inc.

Santiago, October 22, 2015

Mr. Eric Parrado Herrera

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as essential information, that as of the date of this letter, Banco de Chile and Citigroup Inc. have subscribed new Agreements of Cooperation, Global Connectivity and License (“Trademark License Agreement”). These agreements will have an initial duration period of two years beginning on January 1, 2016. Although, the parties may convene before August 31, 2017, an extension for another period of two years commencing on January 1, 2018. In the event that the aforesaid extension is not convened by the parties, these agreements will be extended for a period of one year starting on January 1, 2018 until January 1, 2019. The same extension procedure may apply afterwards as many times as agreed by the parties.

Original Cooperation, Global Connectivity and License Agreements, subscribed on December 27, 2008 will expire on January 1, 2016.

Likewise, as of the date of this letter, the parties have extended the Master Services Agreement for a period of six months, beginning on January 1, 2016.

The aforementioned agreements and extension were duly authorized by Banco de Chile’s Board of Directors on Meetings N° 2,825 celebrated on September 24, 2015 and N° 2,827 celebrated on October 22, 2015, according to the requirements of the Articles 146 and subsequent of the Chilean Corporations Act (Law N° 18,046).

Sincerely,

Arturo Tagle Quiroz
Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015.

Banco de Chile

/s/ Arturo Tagle Q.
By:Arturo Tagle Q.
CEO